Exhibit 3.5


                       CHAPMAN AND CUTLER
                     111 WEST MONROE STREET
                       CHICAGO, IL  60603


                         October 4, 1995



Nike Securities L.P.
Suite 300
1001 Warrenville Road
Lisle, Illinois  60532

The Chase Manhattan Bank
  (National Association)
770 Broadway, 6th Floor
New York, New York  10003

Gentlemen:

     We have acted as counsel to The First Trust Combined Series 255 containing The First Trust Advantage: Nebraska Trust, Series 23 (the "Nebraska Trust"), with respect to certain matters preliminary to the issuance and sale of units of interest therein (the "Units") pursuant to a Trust Indenture and Agreement, dated as of the date hereof (the "Indenture"), among Nike Securities
L.P., as Depositor, The Chase Manhattan Bank (National Association), as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor. The Units represent fractional undivided interests in the principal of and net income on obligations deposited in one of several separate trusts, including the Nebraska Trust. Each separate trust will be administered as a distinct entity with investments, expenses, books and records.

     The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Nebraska (the "State") or counties, municipalities, authorities or political subdivisions thereof (the "Nebraska Bonds") or by the Commonwealth of Puerto Rico, Guam and the United States Virgin Islands (the "Possession Bonds") (collectively, the "Bonds"). With respect to certain Nebraska Bonds which may be held by the Trust, the opinions of bond counsel to the issuing authorities for such bonds have indicated that the interest on such bonds is included in computing the Nebraska alternative minimum tax imposed by Section 77-2715(2) of the Revised Nebraska Statutes (the "Nebraska Minimum Tax") (the "Nebraska AMT Bonds").

     Although we express no opinion with respect to the issuance of the Bonds, in rendering our opinion expressed herein, we have assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for federal income tax purposes (iii) none of the Bonds (other than the Nebraska AMT Bonds, if any) are "specified private activity bonds" the interest on which is included as an item of tax preference in the computation of the alternative minimum tax for federal income tax purposes, (iv) interest on the Nebraska Bonds (other than the Nebraska AMT Bonds, if any), if received directly by a Unit holder, would be exempt from both the Nebraska income tax, imposed by Section 77-2714 et. seq. of the Revised Nebraska Statutes (other than the Nebraska Minimum Tax) (the "Nebraska State Income Tax") and the Nebraska Minimum Tax, and (v) interest on the Nebraska AMT Bonds, if received directly by a Unit holder, would be exempt from the Nebraska State Income Tax. This opinion does not address the taxation of persons other than full time residents of Nebraska.

     Based   on   the   foregoing,  and  based  on   review   and
consideration of existing laws of the State as of this date, it is our opinion, and we herewith advise you, as follows:

          (1) the Trust is not an association taxable as a corporation, each Unit holder of the Trust will be treated as the owner of a pro rata portion of the Trust, and the income of such portion of the Trust will therefore be treated as the income of the Unit holder for both Nebraska State Income Tax and Nebraska Minimum Tax purposes;

          (2) interest on the Bonds which is exempt from both the Nebraska State Income Tax and the Nebraska Minimum Tax when received by the Trust, and which would be exempt from both the Nebraska State Income Tax and the Nebraska Minimum Tax if received directly by a Unit holder, will retain its status as exempt from such taxes when received by the Trust and distributed to a Unit holder;

          (3) interest on the Nebraska AMT Bonds which is exempt from the Nebraska State Income Tax but is included in the computation of the Nebraska Minimum Tax when received by the Trust, and which would be exempt from the Nebraska State Income Tax but would be included in the computation of the Nebraska Minimum Tax if received directly by a Unit holder, will retain its status as exempt from the Nebraska State Income Tax but included in the computation of the Nebraska Minimum Tax;

          (4) to the extent that interest derived from the Trust by a Unit holder with respect to the Possession Bonds is excludable from gross income for Federal income tax purposes pursuant to 48 U.S.C. Section 745, 48 U.S.C. Section 1423 and 48 U.S.C. Section 1403, such interest will not be subject to either the Nebraska State Income Tax or the Nebraska Minimum Tax;

          (5) each Unit holder of the Trust will recognize gain or loss for both Nebraska State Income Tax and Nebraska Minimum Tax purposes if the Trustee disposes of a bond (whether by redemption, sale or otherwise) or if the Unit holder redeems or sells Units of the Trust to the extent that such a transaction results in a recognized gain or loss to such Unit holder for Federal income tax purposes;

          (6) the Nebraska State Income Tax does not permit a deduction for interest paid or incurred on indebtedness incurred or continued to purchase or carry Units in the Trust, the interest on which is exempt from such Tax; and

          (7) in the case of a Unit holder subject to the State financial institutions franchise tax, the income derived by such Unit holder from his pro rata portion of the Bonds held by the Trust may affect the determination of such Unit holder's maximum franchise tax.

     We have not examined any of the Bonds to be deposited and held in the Nebraska Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from either the Nebraska State Income Tax or the Nebraska Minimum Tax of interest on the Nebraska Bonds if received directly by a Unit holder.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (No. 33-61833) filed pursuant to the Securities Act of 1933, as amended (the "Act"), with respect to the registration of the sale of the Units and to the references to our firm in such Registration Statement and the preliminary prospectus included therein. In giving such consent, we do not thereby admit that we are persons whose consent is required by Section 7 of the Act, or the rules and regulations thereunder.

                                    Very truly yours,



                                    CHAPMAN AND CUTLER

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